Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED OCTOBER 19, 2010 TO PROSPECTUS DATED AUGUST 13, 2010
SEPTEMBER 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	September 2010	Year to Date	9/30/2010	9/30/2010

Series A	4.55%	1.08%	$36,069,920	$1,369.17
Series B	7.45%	0.92%	$49,322,384	$1,468.03

*	All performance is reported net of fees and expenses

Fund results for September 2010:

The Fund’s allocation to global equities proved successful in September as equities moved sharply higher. While investor sentiment remained muted, indices in the U.S. broke out to the upside as the combined effects of excellent technology earnings and elevated M&A activity drove the Nasdaq index 13.1% higher. News that the Federal Reserve has its finger on the trigger of a second round of quantitative easing also put a floor under the market as the resulting U.S. dollar weakness made investing in U.S. shares more cost effective. European equities also responded positively, ignoring lingering sovereign debt concerns, ongoing strikes, and disappointing German retail sales and factory orders. Short positions in the Dow Jones Eurostoxx (+5.0%), France’s Cac-40 (+6.4%) and Spain’s Ibex (+2.5%) experienced losses as rising exports led to improving executive and consumer confidence. Long positions in Korea’s Kospi index (+7.4%) performed well amid upward revisions in the country’s current account surplus.

Long positions in short-term interest rate products yielded negative returns as the majority of these markets finished the month on the downside. The long-term upward trend in Canadian 3-month bank acceptance and Australian 90-day bank bill futures reversed, resulting in losses for the Fund’s short rates allocation. The selloff in Canada was attributed to the Bank of Canada raising rates by 25 basis points for the third time since June, along with a better than expected rebound in Canadian employment and household spending. Australian short rates sold off dramatically in response to employers adding more jobs than forecast and the RBA stating that rate increases are likely if the economy continues to expand at its trend pace. In the U.S., 3 month Eurodollar futures bucked the global trend, trading higher as better than expected economic data was overshadowed by statements that the Federal Reserve is prepared to implement a second wave of unconventional monetary easing.

The Fund’s allocation to currency markets experienced strong gains in volatile action during September amid profound dollar weakness. Negative dollar statements by the Federal Reserve served as a catalyst for extreme currency market moves worldwide. The Australian dollar led the way, advancing over 9.0% and approaching parity with the U.S. dollar as interest rate differential prospects for the pair widened. Japanese authorities surprised the world with a unilateral intervention on September 15th designed to defend the viability of their export market. However, by month-end, the yen had regained most of the single day 3.0% loss amid doubts surrounding the Bank of Japan’s ability to see the plan through. Long positions in the Swiss franc (+3.5%) yielded returns for the Fund as investors perceived a safe haven play with the yen and dollar in tumult. Emerging market currencies also performed well as the South African rand (+6.0%), Brazilian real (+3.7%), and Korean won (+4.8%) gained due to surging equity markets attracting capital.

The Fund yielded strong results from its allocation to the metals markets in September as investors sought safety from the devaluation of fiat currencies and exposure to alternative assets. Gold spent the latter half of the month making a new all-time high on a daily basis as the dollar collapsed to a seven-month low. Long positions in December gold (+4.7%) and silver (+12.2%) benefitted with gold surging to over $1,300 per ounce and silver breeching a 30-year high. Long positions in base metals performed well as positive early month manufacturing readings in the U.S. and China sent copper futures higher. London copper added 8.5% amid falling inventories while aluminum and nickel posted gains of 14.7% and 12.4%, respectively.

Other market sectors did not reveal significant trends and did not have a substantial influence on this month’s overall positive performance.

For the month of September 2010, Series A gained 4.55% and Series B gained 7.45%, including all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
September 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended September 30, 2010)

STATEMENT OF INCOME

September 2010

Investment income, interest	$3,257

Expenses
Management fee	55,935
Ongoing offering expenses	30,234
Operating expenses	4,535
Selling Commissions	120,937
Other expenses	648
Incentive fee	—
Brokerage commissions	42,504

Total expenses	254,792

Net investment gain (loss)	(251,535)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,525,797
Net change in unrealized appreciation (depreciation) on futures and forward contracts	296,743

Net gain(loss) on investments	1,822,540

Net increase (decrease) in net assets from operations	$1,571,005

STATEMENT OF CHANGES IN NET ASSET VALUE

September 2010

Net assets, beginning of period	$34,569,101

Net increase (decrease) in net assets from operations	1,571,005
Capital share transactions
Issuance of shares	301,287
Redemption of shares	(371,474)

Net increase(decrease) in net assets from capital share transactions	(70,187)
Net increase(decrease) in net assets	1,500,819

Net assets, end of period	$36,069,920

NAV Per Unit, end of period	$1,369.17

SUPERFUND GREEN, L.P. — SERIES B
September 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended September 30, 2010)

STATEMENT OF INCOME

September 2010

Investment income, interest	$3,701

Expenses
Management fee	76,484
Ongoing offering expenses	41,343
Operating expenses	6,201
Selling Commissions	165,385
Other expenses	605
Incentive fee	—
Brokerage commissions	86,652

Total expenses	376,671

Net investment gain(loss)	(372,970)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	3,128,495
Net change in unrealized appreciation (depreciation) on futures and forward contracts	663,121

Net gain(loss) on investments	3,791,617

Net increase (decrease) in net assets from operations	$3,418,647

STATEMENT OF CHANGE IN NET ASSET VALUE

September 2010

Net assets, beginning of period	$46,442,079

Net increase (decrease) in net assets from operations	3,418,647
Capital share transactions
Issuance of shares	113,370
Redemption of shares	(651,713)

Net increase (decrease) in net assets from capital share transactions	(538,342)
Net increase(decrease) in net assets	2,880,305

Net assets, end of period	$49,322,384

NAV Per Unit, end of period	$1,468.03

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.